George J. Leimer

Chief Executive Officer

RSE Markets, Inc., the ultimate parent of
RSE Collection, LLC

T 408-219-0667

george@rallyrd.com

250 Lafayette Street, 2nd Floor

New York, NY 10012

347-952-8058

May 6, 2022

VIA EDGAR AND ELECTRONIC SECURE TRANSFER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:RSE Collection, LLC

Post-Qualification Amendment No. 16 to Form 1-A

Filed April 13, 2022

File No. 024-11584

Ladies and Gentlemen:

This letter is being submitted by RSE Collection, LLC (the “Company”) in response to the comment letter dated May 6, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Post-Qualification Amendment No. 16 to its Offering Statement on Form 1-A (CIK No. 0001688804; File No.: 024-11584) publicly filed with the Commission on April 13, 2022 (the “Offering Statement”).  This letter (this “Response Letter”) contains the Company’s responses to the Comment Letter.

For your convenience, each comment is repeated below in bold, followed by the Company’s response. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined are used with the meanings assigned to such terms in the Offering Statement.

Post Qualification Amendment No. 16 to Form 1-A filed April 13, 2022

General

1.Please refer to the comments in our letter dated May 6, 2022 on your post qualification amendment no. 15 to this Form 1-A. Please note that the comments also apply to post-qualification amendment no. 16.

Response:  The Company respectfully acknowledges the Staff’s comment.  Please see its response letter dated May 6, 2022 (the “Response Letter”). Each Company response in the Response Letter likewise applies to post-qualification amendment no. 16.

If you have any questions or comments regarding this response, please call the undersigned at (408) 219-0667.  Thank you very much for your attention to this matter.

Very truly yours,

/s/ George J. Leimer

George J. Leimer

Chief Executive Officer

cc:Maximilian Niederste-Ostholt, RSE Collection, LLC

Timothy W. Gregg, Esq., Maynard, Cooper & Gale, P.C.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.